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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)
Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708
(212) 833-1107
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 7 Pages

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% of Class A Common Stock[2] 39.2% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Includes 1,275,791 shares of Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. Accordingly, the numbers of shares of Class A Common Stock shown in rows 7 through 11 assume that the shares of Class B Common Stock owned by the Reporting Persons shown in rows 7 through 11 have been fully converted into shares of Class A Common Stock.

[2]	Based upon 49,957,484 shares of Class A Common Stock and 3,256,623 shares of Class B Common Stock outstanding.

Page 2 of 7 Pages

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 2,242,996[1] Class B Common Stock: 1,275,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% of Class A Common Stock[2] 39.2% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Includes 1,275,791 shares of Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. Accordingly, the numbers of shares of Class A Common Stock shown in rows 7 through 11 assume that the shares of Class B Common Stock owned by the Reporting Persons shown in rows 7 through 11 have been fully converted into shares of Class A Common Stock.

[2]	Based upon 49,957,484 shares of Class A Common Stock and 3,256,623 shares of Class B Common Stock outstanding.

Page 3 of 7 Pages

     This Amendment No. 1 supplements and amends in certain respects the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007 (the “Original Schedule 13D”) with respect to the Class A Common Stock and Class B Common Stock (collectively, the “Company Securities”) of General Communication, Inc. (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is amended and supplemented by the addition of the following:
     On November 9-14, 2007 the Reporting Persons purchased 967,205 shares of Class A Common Stock of the Issuer with personal funds in open market transactions for an aggregate of $9,010,405.16 (including commissions).
Item 5. Interest in Securities of the Issuer
     Items 5(a) and (b) of the Original Schedule 13D are amended and restated, and Item 5(c) is amended and supplemented, as follows:
     (a) and (b) The Reporting Persons, as tenants in common or joint tenants with right of survivorship, beneficially own and have shared voting and dispositve power with respect to 1,275,791 shares of Class B Common Stock (representing approximately 39.2% of the outstanding Class B Common Stock) and 2,242,996 shares of Class A Common Stock (representing approximately 4.4% of the outstanding Class A Common Stock), including the 1,275,791 shares of Class A Common Stock issuable upon conversion of the above-mentioned Class B Common Stock.
     The above percentages are based on 49,957,484 shares of Class A Common Stock and 3,256,623 shares of Class B Common Stock outstanding on October 31, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2007.
     Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The numbers of shares of Class A Common Stock disclosed in this Item 5 assume that the shares of Class B Common Stock owned by the Reporting Persons have been fully converted into shares of Class A Common Stock.
     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Reporting Persons may be deemed to currently beneficially own voting equity securities representing approximately 16.6% of the voting power with respect to a general election of directors of the Issuer.
     (c) On November 9-14, 2007 the Reporting Persons made the following purchases of Class A Common Stock in the open market in numerous transactions through various vendors (including electronic communication networks):

Page 4 of 7 Pages

	Number	Average Price	Lowest Price	Highest Price
Date	of Shares	Per Share	Per Share	Per Share
11/9/07	221,560	$8.6436	$8.01	$9.00
11/12/07	37,383	8.9386	8.68	9.00
11/13/07	498,312	9.4931	9.05	9.50
11/14/07	209,905	9.4878	9.38	9.50
     (d) and (e) Not applicable.
Item 7. Material to be filed as Exhibits
     Item 7 of the Original Schedule 13D is supplemented by addition of the following exhibit:
     1.     Joint Filing Agreement, dated November 14, 2007.

Page 5 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 14, 2007

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 6 of 7 Pages

Exhibit 1
JOINT FILING AGREEMENT
We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.
Dated: November 14, 2007

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie